

October 13, 2011

Via E-mail
Ms. Deborah A. Docs
c/o Prudential Investments LLC
Gateway Center Three
100 Mulberry Street
Newark, NJ 07102

> **Re: The Greater China Fund, Inc.**
> **Schedule TO-I**
> **Filed on September 16, 2011**
> **File No. 005-51363**

Dear Ms. Docs:

We supplement our telephonic comments of September 20, 2011 with the following.

General

1. As discussed with counsel, we note recent filings by City of London Investment Management Company Limited and the company regarding potential third party proposals or the lack thereof. Please advise as to the consideration given by the company to extending the tender offer under these circumstances. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made and for considering whether additional specific disclosures of material information are required.

You may contact me at (202) 551-3503 if you have any questions, or, if you require further assistance, you may call Michele M. Anderson, Chief of the Office of Mergers and Acquisitions, at (202) 551-3440.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        William G. Farrar, Esq.
        Sullivan & Cromwell LLP